SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on July 30, 2007 related to the financial statements for the period ended on June 30, 2007.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

	30/06/07	30/06/06
	Ps.	Ps.
1- RESULT FOR THE YEAR
Ordinary	49,362,269	32,883,276
Extraordinary	—	—
Income for the year	49,362,269	32,883,276

2- Net Worth Composition
Outstanding shares	309,576,220	220,604,549
Treasury shares	—	—

Total Subscribed Capital	309,576,220	220,604,549

Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	164,923,025	106,916,990
Appraisal write-ups	—	—
Legal Reserve	13,176,701	11,532,537
Reserve for new Projects	120,099,646	—
Retained earnings	49,362,269	127,243,810
Transitory conversion difference	1,598,230	(6,650,419)

Total Net Worth	824,954,215	625,865,591

Pursuant to section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2007, the capital stock of the Company is Ps. 309,576,220 whose share structure is divided into 309,576,220 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Furthermore, we inform that as of June 30, 2007, 208,117,048 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 67.2% of the issued and outstanding capital stock.

The principal shareholder is Inversiones Financieras del Sur S.A. with 101,459,172 shares, which represent 32.8% of the issued and outstanding capital stock.

On November 2002, the Company issued convertible Notes that also have an option to purchase additional shares. In case that all the holders convert their notes, the number of shares would increase to 315,095,129 shares, and in case that the holders also exercise their options, the number of shares would increase to 321,212,207. Inversiones Financieras del Sur S.A. does not hold neither Convertible Notes nor Warrants. If holders of Convertible Notes convert their notes, the holdings of Inversiones Financieras del Sur S.A. would represent 31.6% of the Company’s outstanding capital stock.

Below are the main results for the year:

•

The net income for the fiscal year ended on June 30, 2007 increased 50.1% compared to the previous fiscal year, from Ps. 32.9 million to Ps. 49.4 million. Exploitation income increased from Ps. 11.1 million in the fiscal year 2006 to Ps. 38.0 million in the fiscal year 2007. Gross income increased from Ps. 18.7 million to Ps. 38.1 million.

•

Income from Crop production increased 95.7% from Ps. 37.0 million to Ps. 72.4 million, due to an increase of 29.7% of the exploited area, an 23.4% increase in the performance per hectare compared to the previous fiscal year, and a commodities price increase of 19.2%.

•

The Company, through its subsidiary Cactus Argentina S.A., together with Tyson Foods Inc. and Cactus Feeders Inc. has started the first vertically integrated cattle project in Argentina. Such company owns a cold storage plant located in the Province of La Pampa. The plant has a capacity to slaughter and process approximately 9,500 cattle head per month, which the Company plans to expand its capacity to 15,000 heads per month.

•

During the fiscal year ended on June 30, 2007 the Company inaugurated its second dairy farm within La Juanita farm, located in the Province of Buenos Aires, which increases the number of dairy facility owned by the Company to three.

•

The Company sold the 20,833 hectare Tapenagá farm, located in the Province of Chaco, for a total amount of US$ 7.3 million, generating a profit of US$ 5.0 million, as well as a 14,516 hectare fraction in Los Pozos farm, located in the Province of Salta, for a total amount of US$ 2.2 million, generating a profit of US$ 2.0 million.

•

The Company acquired a 90,000 hectares farm located in the Province of Santa Cruz, called 8 de Julio, for a total amount of US$ 2.4 million. Such farm counts with 15,000 sheep and it offers major appreciation potential.

•	BrasilAgro has sealed agreements in the present fiscal year to acquire approximately 90,000 hectares of farmlands in Brazil.

•

The Company’s investment in IRSA Inversiones y Representaciones Sociedad Anónima represented a profit for the Company of Ps. 33.1 million for the fiscal year ended on June 30, 2007, compared to Ps. 23.4 million on the previous fiscal year.

The board of directors has unanimously decided to continue analyzing future proposals to submit to the shareholders regarding fees, allocation of the fiscal year results, dividend distribution, etc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 30, 2007